Exhibit 99.2

ENTRÉE RESOURCES WELCOMES COMPLETION OF 2020 OYU TOLGOI FEASIBILITY STUDY

Vancouver, B.C., July 6, 2020 – Entrée Resources Ltd. (TSX: ETG; OTCQB: ERLFF – the “Company” or “Entrée”) reports that on July 2, 2020, Turquoise Hill Resources Ltd. (“Turquoise Hill”) announced the completion of an updated Oyu Tolgoi Feasibility Study (“OTFS20”) that incorporates the new mine design for Hugo North Lift 1 Panel 0. The Company’s joint venture partner Oyu Tolgoi LLC (“OTLLC”) is in the process of submitting OTFS20 with the Government of Mongolia in order to comply with local regulatory requirements.

Stephen Scott, Entrée’s President & CEO commented, “We look forward to reviewing OTFS20 and to completion of the previously announced definitive estimate review and Panel 1 design optimization studies by OTLLC, Turquoise Hill and Rio Tinto. While Turquoise Hill has reported a reduction in its mineral reserve estimate for the overall Hugo North underground mine due to the inclusion of two structural pillars, it is encouraging to see that the ore tonnes and contained copper, gold and silver for the Probable mineral reserve that Turquoise Hill reported for the Entrée/Oyu Tolgoi joint venture property have all increased. In addition, we are excited to hear that drilling is underway at Panel 1 and look forward to seeing the results. We are pleased with our partners’ efforts to remain within the guidance ranges on cost and schedule previously announced by Turquoise Hill and believe that the steps that our partners are taking to optimize the mine plan for Panels 1 and 2 will be of great benefit to all stakeholders, including Entrée.”

In its July 2, 2020 news release, Turquoise Hill noted the Hugo North (including Hugo North Extension) Lift 1 mine plan incorporates the development of three panels and in order to reach the full sustainable production rate of 95,000 tonnes per day from the underground operations, all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi joint venture property (“Entrée/Oyu Tolgoi JV Property”) is located at the northern portion of Panel 1.

According to Turquoise Hill, the block cave design incorporated in OTFS20 provides for 120 metre structural pillars included to the north and south of Panel 0, protecting ore handling infrastructure (which will be moved into the structural pillars) and increasing the optionality of sequencing Panel 1 and Panel 2. The structural pillars are planned to be located on the Oyu Tolgoi mining licence. Turquoise Hill believes the existing feasibility study designs for Panel 1 and Panel 2 remain executable based on the current orebody understanding. However, with the introduction of structural pillars, Panels 1 and 2 become independent, allowing for much greater operational flexibility. According to Turquoise Hill this provides opportunities to:

•	Optimise the extraction level elevation for each panel independently;
•	Evaluate the potential to convert Measured and Indicated mineral resources below the current Lift 1 extraction level to Probable mineral reserves;

•	Complete additional confirmatory drilling and data collection in support of potential Panel 1 and Panel 2 design refinements; and
•	Include structural pillar recovery level(s) in the integrated Hugo North Lift 1 mine design.

Turquoise Hill noted that Panel 1 and Panel 2 design optimization studies have been initiated to explore these opportunities.  The studies are not expected to delay the ramp up of Panel 1 or Panel 2. Drilling work is underway and the resulting updates to geotechnical modelling and mine design review are expected by Turquoise Hill to continue into 2021.

Turquoise Hill also announced its updated Mineral Resources and Mineral Reserves prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and CIM definition standards for Mineral Resources and Mineral Reserves (2014). Turquoise Hill noted that OTFS20 does not reflect the impacts of the COVID-19 pandemic, which are ongoing and continue to be assessed. A number of work fronts are directly impacted including Shafts 3 and 4 being put on care and maintenance and work on Primary crusher 1 being slowed due to the lack of availability of critical resources and restrictions on site workforce numbers.

Entrée’s 2018 Technical Report completed on its interest in the Entrée/Oyu Tolgoi JV Property discusses two development scenarios, a reserve case (the “2018 Reserve Case”) and a Life-of-Mine Preliminary Economic Assessment (the “2018 PEA”). The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave. Both the 2018 Reserve Case and the 2018 PEA are based on information reported within the 2016 Oyu Tolgoi Feasibility Study (“OTFS16”).

Rio Tinto is managing the construction and eventual operation of Lift 1 as well as any future development of deposits included in the 2018 PEA. In 2019, subsequent to the completion of OTFS16 and the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule reflected in OTFS16 and the 2018 Technical Report. Once the definitive estimate of cost and schedule and the Panel 1 optimization studies have been completed and delivered to Entrée with OTFS20, the Company will be able to assess the potential impact on Entrée/Oyu Tolgoi JV Property production and financial assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA.

Readers are cautioned that the Company has not yet been provided with OTFS20 or any of the data or assumptions underlying OTFS20, the block cave designs in OTFS20 or Turquoise Hill’s updated Mineral Resources and Reserves and the Company is therefore unable to verify such data or the scientific and technical disclosures made by Turquoise Hill at this time. For information on the Company’s interest in Entrée/Oyu Tolgoi JV Property, see the Company’s current Technical Report, titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report”, with an effective date of January 15, 2018, available on SEDAR at www.sedar.com.

QUALIFIED PERSON

Robert Cinits, P.Geo., consultant to Entrée and the Company’s former Vice President, Corporate Development, and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has approved the technical information in this release.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world’s largest copper-gold projects – the Oyu Tolgoi project in Mongolia. Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 21%, 9% and 8% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

FURTHER INFORMATION

David Jan

Investor Relations

Entrée Resources Ltd.

Tel: 604-687-4777 | Toll Free: 1-866-368-7330

E-mail: djan@EntreeResourcesLtd.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to the expectations set out in OTFS20; timing and status of Oyu Tolgoi underground development; the mine design for Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the possible outcomes and timing thereof; timing of completion of the definitive estimate review and the scope thereof; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning; the potential impact of Covid-19 (coronavirus) on Oyu Tolgoi underground development and the business, operations and financial condition of the parties to the Entrée/Oyu Tolgoi joint venture; the estimation of mineral reserves and resources; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; permitting time lines; corporate strategies and plans; uses of funds and projected expenditures; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations, local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries, the construction and continued development of the Oyu Tolgoi underground mine and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source); the potential impact of Covid-19; the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; risks related to the potential impact of global or national health concerns, including the Covid-19 (coronavirus) pandemic; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; as well as those factors discussed in the Company’s most recently filed MD&A and in the Company’s Annual Information Form for the financial year ended December 31, 2019, dated March 13, 2020 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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